Pure Acquisition Corp.

421 West 3rd Street, Suite 1000

Fort Worth, Texas 761102

February 21, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief

Office of Manufacturing and Construction

Re:	Pure Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted January 5, 2018

CIK No. 0001726293

Ladies and Gentlemen:

Set forth below are the responses of Pure Acquisition Corp. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 1, 2018, with respect to the Company’s draft registration statement on Form S-1 submitted to the Commission on January 5, 2018 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is filing through EDGAR Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”). For your convenience, we will hand-deliver three full copies of the Amended Draft Registration Statement, as well as three copies of the Amended Draft Registration Statement marked to show all changes made since the initial submission of the Draft Registration Statement.

For the convenience of the Staff, we have reproduced the Staff’s comments in bold, text and have followed each comment with the Company’s response. All references to page numbers and captions correspond to the Amended Draft Registration Statement unless otherwise specified.

Securities and Exchange Commission

February 21, 2018

General

1.	Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, provide us any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We will supplementally provide the Staff with copies of all such written communications under separate cover. We further advise the Staff that investors will not retain copies of any such materials.

2.	The inclusion of the option agreement deviates from the typical special purpose acquisition company and might alter fundamentally the structure of your plan of your operations. Please advise us of the genesis of the option agreement and explain the Securities Act implications of the proposed sale of securities to HighPeak LP at the time of the initial business combination. In your analysis, please address whether HighPeak LP would be deemed to be engaged in the distribution of the issuer’s securities as that term is defined in Securities Act section 2(a)(11).

We note the option agreement would be structured similarly to forward purchase agreements common in many recent initial public offerings by special purpose acquisition companies similar to the Company, except the option holder will not be obligated to purchase the securities at the time the agreement is entered into. If the option is exercised, we believe the issuance of securities would constitute a private placement, as HighPeak, LP and its limited partners are all accredited investors. The option agreement, similar to many forward purchase agreements, would provide representations and warranties that the option holder would be acquiring the securities for its own account and not with a view toward a distribution, and any permitted transferees would be required to make the same representations and warranties.

Calculation of Registration Fee Table

3.	Specify the subparagraph of Rule 457 under the Securities Act upon which you relied to calculate the registration fee.

We advise the Staff the fee was calculated on the basis of Rule 457(a) and Rule 457(g).

Effecting a Business Combination, page 6

4.	Disclosure in the third paragraph indicates that you may obtain an opinion from an independent banking firm or another independent entity if your board of directors is unable independently to determine the fair market value of the target business or businesses and that your stockholders may not be provided a copy of the opinion or be able to rely on the opinion. It is unclear how the statement that your stockholders may not be provided a copy of the opinion or be able to rely on the opinion complies with requirements of the federal securities laws. Please advise and, as appropriate, revise.

Securities and Exchange Commission

February 21, 2018

We have revised the Amended Draft Registration Statement on page 7 to provide that except as may be required by applicable law, stockholders may not be provided a copy of the opinion, and may not be permitted to rely on the opinion.

Potential Conflicts, page 8

5.	Disclosure states that your officers and directors have additional fiduciary duties or contractual obligations to other entities to which your officers and directors are required to present a business combination opportunity. Please expand the disclosure to indicate the number of other entities to which your officers and directors have additional fiduciary duties or contractual obligations to present a business combination opportunity.

Other than fiduciary duties owed to the sponsor and its affiliates noted on page 8 and elsewhere in the Draft Registration Statement, our current officers and directors do not owe fiduciary duties or contractual obligations to present business opportunities to other entities that we anticipate to be conflicts of interest. When our independent directors have been selected, we will expand this disclosure as requested to indicate the number of other entities to which our independent directors have additional fiduciary duties or contractual obligations to present business opportunities.

6.	Disclosure indicates that your sponsor, officers, and directors have agreed in a written letter agreement not to participate in the formation of or become an officer or director of any other blank check company until you have entered into a definitive agreement for your initial business combination or you have failed to complete your initial business combination within 24 months after the closing of the offering. Please advise what consideration you have given to filing the written letter agreement as an exhibit to the draft registration statement. See Item 601(b)(10) of Regulation S-K.

The letter agreement referenced in the comment is Exhibit 10.1 to the Draft Registration Statement, and will be filed with a subsequent amendment.

Capitalization, page 53

7.	We note from your disclosure on page 20 that redemption of the public shares is independent of your liquidation and dissolution, which must be separately approved by your remaining shareholders and board of directors after such redemption. Please tell us why it is not appropriate to classify all of your shares within mezzanine equity under the guidance in paragraph 3f of ASC 480-10-S99-3A. In this regard, it appears that these securities are subject to a deemed liquidation event, not an ordinary liquidation event as described in this guidance.

The Company advises the Staff the redemption of public shares is not independent of the Company’s liquidation and dissolution. While the redemption of the public shares technically happens as a first step, the reason for this step is solely to ensure public holders receive their liquidation proceeds as soon as possible and are not required to wait for the procedural steps

Securities and Exchange Commission

February 21, 2018

necessary to formally dissolve and liquidate the Company. Furthermore, each initial stockholder of the Company will execute a letter agreement, the form of which is being filed with the Amended Draft Registration Statement, whereby such holders will agree in advance to cause the Company to redeem the public shares as described in the Amended Draft Registration Statement and to thereafter take all reasonable steps necessary to cause the Company to dissolve and liquidate following such redemption. Accordingly, we respectfully believe the redemption of the public shares and the subsequent dissolution and liquidation of the Company is in reality one combined process. As a result, we believe we have accounted for the shares correctly.

U.S. Holders, page 101

8.	Please delete the word “generally” throughout this section because the word may imply that investors cannot rely on the disclosure. Delete also the words “In general” for the same reason.

The Amended Draft Registration Statement has been revised on pages 101 through 104 to delete several instances of the word “generally” and “in general”. In other instances where the word “generally” was not deleted, it was to prevent the disclosure from being incomplete without requiring disclosure of numerous exceptions believed to be unlikely to apply to most investors and which are not typically enumerated in other registration statements for special purpose acquisition companies.

Note 2 – Significant Accounting Policies, Basis of Presentation, page F-10

9.	You disclose that you do not have sufficient liquidity to meet your current obligations. However, your management determined that you have access to funds from the sponsor entity that are sufficient to fund your working capital needs until the earlier of the consummation of the proposed offering or minimum of one year from the date of issuance of these financial statements. Please tell us and disclose whether the sponsor has any agreement or obligation, either written or oral, to provide these funds to meet the working capital needs of the company.

The Company acknowledges the Staff’s comment and respectfully advises the Staff the Amended Draft Registration Statement has been revised to include, in Note 2 – Summary of Significant Accounting Policies under “Basis of Presentation”, a reference to the promissory note that the Company has issued to the Sponsor in the amount of $200,000. The promissory note is further described in Note 4 – Related Party Transactions under “Related Party Loans”.

The Company respectfully advises the Staff such promissory note is the only written or oral agreement or obligation of the Sponsor to fund the working capital needs of the Company. However, it is the Sponsor’s intent to make available loans to the Company, either directly or by facilitating such loans through members of the Company’s management team or affiliates of the Sponsor, to further fund working capital needs, if necessary. The Company believes these loans will be sufficient to fund its working capital needs. The availability of these loans is discussed throughout the Registration Statement and the risks associated with reliance on this source of funding is described on page 28.

Securities and Exchange Commission

February 21, 2018

Subsequent Events

10.	Please disclose the date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1(a).

The Notes to the Financial Statements of the Amended Draft Registration Statement have been revised on page F-16 to disclose the date through which subsequent events have been evaluated.

Exhibits, page II-4

11.	Please file the consents of the three director nominees. See Rule 438 of Regulation C under the Securities Act.

Once our independent directors nominees have been selected, we will file consents pursuant to Rule 438.

Undertakings, page II-5

12.	Since this is not a Rule 415 offering, the undertakings in paragraph (a) are inapplicable to the offering. See Item 512 of Regulation S-K, and revise.

The Amended Draft Registration Statement has been revised on page II-5 to remove the inapplicable undertakings.

Signatures, page II-7

13.	Your controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form S-1, and revise.

The signature page of the Amended Draft Registration Statement has been revised in response to the Staff’s comment.

Please direct any questions or comments regarding this correspondence to our counsel, Amy Curtis of Thompson & Knight at 214-969-1763.

Sincerely,

Pure Acquisition Corp.

By:	/s/ Steven W. Tholen
Steven W Tholen
Chief Financial Officer

cc:	Joe Dannenmaier
Alan Annex
Jason Simon